Exhibit 3.02

AMENDMENT TO
RESTATED CERTIFICATE OF INCORPORATION
OF
EVOLVING SYSTEMS, INC.

(Pursuant to Sections 228 and 242 of the
General Corporation Law of the State of Delaware)

Evolving Systems, Inc., a corporation organized and existing under and by virtue of the General Corporation law of the State of Delaware (the “Corporation”), does hereby certify:

1.             The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 10, 1996.

2.             This Amendment to the Restated Certificate of Incorporation of the Corporation set forth below has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

3.             Article IV, Section A of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A.          CLASSES OF STOCK. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is forty-two million (42,000,000), of which forty million (40,000,000) shares shall be Common Stock and two million (2,000,000) shall be Preferred Stock. The Common Stock shall have a par value of $.001 per share and the Preferred Stock shall have a par value of $.001 per share.”

IN WITNESS WHEREOF, Evolving Systems, Inc. has caused this Amendment to Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 18th day of June, 2007.

EVOLVING SYSTEMS, INC.

By:	/s/ THADDEUS DUPPER
	Name:	Thaddeus Dupper
	Title:	President and Chief Executive Officer